15026519

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 10781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One SW Security Benefit Place
(No. and Street)

Topeka	KS	66636-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. Hunter — 785-438-1136
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500	Kansas City,	KS	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Jeffrey Hunter, FINOP

Title

Notary Public

Erin McHenry
NOTARY PUBLIC—STATE OF KANSAS
MY APPT EXP: 9/6/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDIT REPORT

SECURITY DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2014
SEC file Number: 8-10781

With Report of Independent Registered Public Accounting Firm

SECURITY BENEFIT

Security Distributors, Inc.
(an Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Security Distributors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions for the period June 1, 2014 through December 31, 2014 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Kansas City, Missouri
February 24, 2015

Security Distributors, Inc.
(an Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2014
(In Thousands, Except Per Share Data)

Assets		
Cash and cash equivalents	$	11,408
Cash segregated in compliance with federal regulations		2,587
Notes receivable from affiliate		10,000
Receivables:		
Redemptions (including $583 due from affiliates)		10,241
Revenue sharing (including $1,131 due from affiliates)		3,505
Other due from affiliates		1,642
Other receivables		764
Deferred selling commissions, net of accumulated amortization of $13,917		2,204
Other assets		55
Total assets	$	42,406
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$	2,711
Purchases of insurance products (including $576 due to affiliates)		8,764
Other due to affiliates		2,996
Net deferred income taxes		508
Other liabilities		571
Total liabilities		15,550
Stockholder's equity:		
Common stock, $10 par value; 2,500 shares authorized; 2,000 shares issued and outstanding		20
Capital in excess of par value		35
Contributed capital		21,250
Retained earnings		5,551
Total stockholder's equity		26,856
Total liabilities and stockholder's equity	$	42,406

See accompanying notes.

Security Distributors, Inc.
(An Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Notes to Statement of Financial Condition
(In Thousands)

December 31, 2014

1. Ownership and Nature of Business

Security Distributors, Inc. (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Guggenheim SBC Holdings, LLC (GSBCH). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily distributes variable annuities and mutual funds sponsored by affiliated companies.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions include point-of-sale fees for mutual fund and variable annuity transactions and are recognized when earned. Support fees are asset-based fees that are generally based on a contractual fee as a percentage of assets and recognized when earned. Revenue-sharing fees represent amounts earned under agreements with the investment advisors and/or underwriters of both affiliated and unaffiliated mutual funds that are in the underlying variable annuities. These fees are accrued and paid on a monthly basis based on contractual agreements.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, other investments with original maturities of 90 days or less, and money market funds principally supported with cash and cash equivalent funds.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934.

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement*, the Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

The Company holds money market funds as cash equivalents in the amount of $5,774, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets. There were no assets transferred between Levels 1, 2, and 3 during the year ended December 31, 2014. The only activity relates to the purchase and redemption of money market funds.

Redemption Receivables/Insurance Product Payables

Redemption receivables are amounts related to shareholder redemptions, which have been requested, but not yet received, from fund companies. Insurance product payables are amounts related to shareholder purchases, which have been requested, but not yet settled, with fund companies. These balances are typically settled one day after receiving a shareholder's request.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain variable annuity products with distribution fees and contingent deferred sales charges. These deferred selling commissions are amortized based on the revenue stream of contingent deferred sales charges and distribution fees.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a separate federal income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for the years before 2011.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit, reflected in the Company's statement of operations, is based on the changes in deferred income tax assets or liabilities from period to period. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

(In Thousands)

2. Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This authoritative guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue standard is that an entity recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the good or service. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard, which becomes effective for fiscal years beginning after December 15, 2016; early adoption is not permitted. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2017. The Company is currently evaluating the impacts of this new guidance on our financial statements.

3. Income Taxes

Deferred income taxes consist of the following as of December 31, 2014:

Deferred income tax liabilities	$ (904)
Deferred income tax assets	396
Net deferred income taxes	$ (508)

The principal temporary differences arise from deferred selling commissions, property and equipment, and certain accrued liabilities.

(In Thousands)

4. Employee Benefit Plans

The Company has annual discretionary incentive and sales compensation plans for certain employees. Allocations to participants each year under these plans are based on the performance and discretion of the Company. The annual allocations to participants are fully vested at the time the Company determines such amounts.

5. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2014:

Net, balance at beginning of year	$	2,069
Costs deferred during the year		893
Amortized to expense during the year		(758)
Balance at end of year	$	2,204

As of December 31, 2014, there has been no impairment taken on the deferred selling commissions.

6. Related-Party Transactions

On February 24, 2013, the Company entered into a short-term intercompany promissory note due from SBC totaling $4,000 payable in full on February 23, 2014 (SBC Note 1). On February 21, 2014, this note was extended and is now payable in full on February 20, 2015. Interest on the principal amount of the note is due and payable at an annual rate of 2.62% with interest due at maturity.

On April 29, 2013, the Company entered into a short-term intercompany promissory note due from SBC totaling $6,000 payable in full on April 24, 2014 (SBC Note 2). On April 25, 2014, this note was extended and is now payable in full on April 19, 2015. Interest on the principal amount of the note is due and payable at an annual rate of 2.60% with interest due at maturity.

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliate group.

(In Thousands)

7. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's results of operations or financial condition. However, the Company is unable to predict the outcome of these matters.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or its financial condition.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2014, the Company had net capital of $9,993, which was $8,990 in excess of its required net capital of $1,003. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 1.51 to 1 at December 31, 2014.

9. Subsequent Events

The Company has performed an evaluation of subsequent events through the date that the financial statements were issued. On February 20, 2015, the Company extended the maturity on SBC Note 1 to February 19, 2016. Interest on the principal amount of the note is due and payable at an annual rate of 3.18% with interest due at maturity. There were no other events that occurred that were required to be recognized or disclosed in the accompanying financial statements.

SECURITY BENEFIT®

TO AND THROUGH RETIREMENT